APIVA VENTURES LIMITED

     FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

NINE MONTH PERIOD ENDED
SEPTEMBER 30, 2003

APIVA VENTURES LIMITED
BALANCE SHEETS
(Unaudited – Prepared by Management)

	September 30,	December 31,
	2003	2002
		(Audited)
ASSETS

Current
Cash and cash equivalents	$5,362	$-
Receivables	6,861	2,290
Prepaid expenses	15,532	-

Total current assets	27,755	2,290

Loan receivable (Note 5)	115,834	-
Capital assets	2,551	3,291
Investment in partnership (Note 4)	100	100

Total assets	$146,240	$5,681

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$45,037	$35,893

Total current liabilities	45,037	35,893

Shareholders’ equity (deficiency)
Capital stock
Authorized
100,000,000 common shares without par value
Issued and outstanding
15,789,619 common shares (2002 – 15,789,619)	14,192,144	14,192,144
Additional paid-in capital	1,193,809	1,193,809
Deficit	(15,284,750)	(15,416,165)

Total shareholders' equity (deficiency)	101,203	(30,212)

Total liabilities and shareholders' equity (deficiency)	$146,240	$5,681

On behalf of the Board:

_______________________________________  Director     _______________________________________  Director

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
 STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

EXPENSES
Amortization	$246	$-	$740	$581
Bank charges and interest	378	26	1,057	165
Consulting	5,640	-	18,203	15,800
Foreign exchange (gain) loss	-	1	-	1,788
Management fees	4,500	3,750	14,300	11,250
Office and general	2,895	5,598	3,055	22,670
Professional and consulting fees	25,758	962	50,225	48,262
Rent	-	3,750	4,000	11,250
Shareholder costs	837	5,144	2,056	8,240
Transfer agent and regulatory	9,463	3,976	18,715	9,700
Travel and promotion	1,119	203	1,164	6,461

	(50,836)	(23,410)	(113,515)	(136,167)

OTHER ITEMS
Income from partnership (Note 4)	-	-	244,794	-
Interest	10	155	136	155
Gain (loss) on sale of marketable securities	-	-	-	(42,682)

	10	155	244,930	(42,527)

Income (loss) for the period	(50,826)	(23,255)	131,415	(178,694)

Deficit, beginning of the period	(15,233,924)	(15,308,592)	(15,416,165)	(15,153,153)

Deficit, end of the period	$(15,284,750)	$(15,331,847)	$(15,284,750)	$(15,331,847)

Basic and diluted earnings (loss) per share	$(0.01)	$(0.01)	$0.01	$(0.01)

Weighted average number of shares outstanding	15,789,619	15,714,619	15,789,619	15,689,426

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Unaudited – Prepared by Management)

	Capital Stock				Total
			Additional		Shareholders’
	Number		Paid-in		Equity
	of Shares	Amount	Capital	Deficit	(Deficiency)

Balance, December 31, 2000	15,426,619	$13,979,726	$1,154,814	$(14,504,928)	$629,612

Shares issued on exercise of options	50,000	13,600	-	-	13,600

Shares issued for acquisition of mineral
properties	200,000	169,312	-	-	169,312

Stock options issued to consultants	-	-	38,995	-	38,995

Loss for the year	-	-	-	(648,225)	(648,225)

Balance, December 31, 2001	15,676,619	14,162,638	1,193,809	(15,153,153)	203,294

Shares issued on exercise of options	113,000	29,506	-	-	29,506

Loss for the year	-	-	-	(263,012)	(263,012)

Balance, December 31, 2002	15,789,619	14,192,144	1,193,809	(15,416,165)	(30,212)

Income for the period	-	-	-	131,415	131,415

Balance, September 30, 2003	15,789,619	$14,192,144	$1,193,809	$(15,284,750)	$(101,203)

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	$(50,826)	$(23,255)	$131,415	$(178,694)
Items not affecting cash:
Amortization	246	-	740	581
Loss on sale of marketable securities	-	-	-	42,682

Changes in non-cash working capital items:
(Increase) decrease in receivables	(2,481)	6,938	(4,571)	2,915
Increase in prepaid expenses	(11,415)	-	(15,532)
Decrease in due to related party	-	(15,800)	-	-
Increase in accounts payable and accrued liabilities	25,428	11,719	9,144	13,383

Net cash provided by (used in) operating activities	(39,048)	(20,398)	121,196	(119,133)

CASH FLOWS FROM INVESTING ACTIVITIES
Loan receivable	-	-	(115,834)	-
Expenditures for mineral claims	-	-	-	(62,793)
Proceeds on sale of marketable securities	-	-	-	31,542

Net cash provided by investing activities	-	-	(115,834)	(31,251)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash	-	16,906	-	29,506

Net cash provided by financing activities	-	16,906	-	29,506

Change in cash and cash equivalents during the period	(39,048)	(3,492)	5,362	(120,878)

Cash and cash equivalents, beginning of period	44,410	25,011	-	142,397

Cash and cash equivalents, end of period	$5,362	$21,519	$5,362	$21,519

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED NOTES TO THE FINANCIAL STATEMENTS (Unaudited – Prepared by Management) SEPTEMBER 30, 2003

1.

BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Apiva Ventures Limited (the "Company").

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain inform and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

The Company was incorporated under the provisions of the Company Act of British Columbia.

The Company’s principal business activity is the exploration of mineral properties and currently the Company is considered to be in the exploration stage.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to complete public equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

		September 30,	December 31,
		2003	2002
			(Audited)

	Deficit	$(15,284,750)	$(15,416,165)
	Working capital (deficiency)	(17,282)	(33,603)

3.	EARNINGS (LOSS) PER SHARE Earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the period.

APIVA VENTURES LIMITED NOTES TO THE FINANCIAL STATEMENTS (Unaudited – Prepared by Management) SEPTEMBER 30, 2003

4.

INVESTMENT IN PARTNERSHIP

During 2002, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the “General Partnership”), with two other companies. The General Partnership acquired an interest in the 1999 Investment Co. Limited Partnership (the “Limited Partnership”). The Limited Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66% interest in the General Partnership.

During the period, the Company received a cash distribution of $244,794 from the General Partnership.

5.	RELATED PARTY TRANSACTIONS The Company entered into the following transactions with related parties:

	a)	Paid management fees of $14,300 (2002 - $11,250) to a director and a company controlled by a director of the Company.

	b)	Paid rent of $4,000 (2002 -$11,250) to a company controlled by a former director of the Company.

	c)	Paid consulting fees of $16,764 (2002 - $Nil) to an officer of the Company.

The Company loaned $115,834 to a company controlled by a former director during the period. In July 2003, the Company filed a legal claim against this company to recover the full amount of the loan paid.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6.	SEGMENTED INFORMATION The Company currently conducts substantially all of its operations in Canada in one business segment.